May 8, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Christine Torney Daniel Gordon Tyler Howes Joe McCann

Re:	Pulmatrix, Inc.
Registration Statement on Form S-4, as amended
Filed on February 14, 2025, as amended on April 17, 2025, and May 7, 2025
File No. 333-284993

Ladies and Gentlemen:

This letter is submitted on behalf of Pulmatrix, Inc. (the “Company”) in response to an oral comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by telephone on May 8, 2025, relating to the above referenced Registration Statement on Form S-4 filed with the Commission on February 14, 2025, as amended on April 17, 2025, and May 7, 2025 (as amended, the “Registration Statement”) and the request that the Company confirms in writing that the Company will notify the Commission promptly of any changes to its disclosure regarding, or requested by, the CSRC. Terms that are not otherwise defined have the meanings ascribed to them in the Registration Statement.

The Company respectfully acknowledges the Staff’s oral comment and advises the Staff that the Company intends to notify the Staff of any changes to its disclosure in the Registration Statement regarding, or requested by, the CSRC after the date hereof and prior to the closing of the merger. Further, upon receipt of the requisite CSRC approval required to consummate the merger, the Company will notify its stockholders by filing a Current Report on Form 8-K.

Should the Staff have any questions concerning the enclosed matters, please contact the undersigned at 212-659-4974.

Very truly yours,

/s/ Rick A. Werner
Rick A. Werner, Esq.

cc:

Peter Ludlum, Pulmatrix, Inc.

Alla Digilova, Esq., Haynes and Boone, LLP

Ryan Murr, Esq., Gibson, Dunn & Crutcher LLP

Branden Berns, Esq., Gibson, Dunn & Crutcher LLP

Melanie Neary, Esq., Gibson, Dunn & Crutcher LLP